SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Publicly held company)

CNPJNo. 00001180/0001-26

CALL NOTICE

164th Extraordinary Shareholders’ Meeting

We call on the Shareholders of Centrais ElétricasBrasileiras S.A. - Eletrobras to meet at the Company's head office in Brasilia, Edifício Centro Empresarial VARIG, Setor Comercial Norte, Quadra 04, Bloco “B”, number 100, room 203 – Brasília – DF, on December 28, 2015, at 03:00 PM, for an Extraordinary Shareholders’ Meeting, to resolve on the following Agenda:

1.    Deciding on the extension of the concession of the subsidiary CelgDistribuição S.A. - CELG D, No. ANEEL 063/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

2.    Deciding on the extension of the concession of the subsidiary CompanhiaEnergética do Piaui - CEPISA No. ANEEL 004/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

3.    Deciding on the extension of the concession of the subsidiary CompanhiaEnergética de Alagoas - CEAL No. ANEEL 007/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

4.    Deciding on the extension of the concession of the subsidiary Companhia de Eletricidade do Acre - ELETROACRE No. ANEEL 006/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

5.    Deciding on the extension of the concession of the subsidiary CentraisElétricas de Rondônia S.A. - CERON No. ANEEL 005/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540 of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

6.    Deciding on the extension of the concession of the subsidiary Boa Vista Energia S.A. No. ANEEL 021/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540, of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL;

7.    Deciding on the extension of the concession of the subsidiary Amazonas Distribuidora de Energia S.A. No. ANEEL 020/2000, under Decree No. 8461 of June 2, 2015, Order of the National Electric Energy Agency No. 3540, of October 20, 2015, Letter No. 3/2015-SE-MME and contractual instrument draft released by ANEEL; and

8.    Approving the disposal of shareholding control of CELG Distribuição S.A. - CELG D in a privatization auction to be organized by BM&FBOVESPA, according to minimum price and conditions set forth in Resolution No. 11/2015 of the National Privatization Council (CND), subject to (i) the approval of the subject matter of item 1 of the agenda and; (ii) approval by ANEEL for the renegotiation of the CELG D debt, in foreign currency, related to the Itaipu Account, to be converted into national currency, with monthly compensation by the variation of the SELIC and payment in no later than 120 (one hundred twenty) months , considering grace and amortization, as provided in Article 11 of Law 13,182 / 2015, November 3, 2015.

9.    Adopt immediate measures to sell, by the end of 2016, the shareholding controlofCompanhia Energética do Piaui – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; CentraisElétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; Amazonas Distribuidora de Energia S.A e Celg Distribuição S.A.- CELG D, under the applicable law to the National Privatization Plan, in particular the Law No. 9,491/1997; and

10. Adopt immediate measures to enable, by the end of 2016, the capital increase in the subsidiaries Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; e Amazonas Distribuidora de Energia S.A, by the controlling shareholder, the Federal Government, through the assignment of preemptive rights by Eletrobras, under Law 6,404/1976 and Decree 1,091/1994, in order to reach the goals required for the extension of each distribution concession.

Under paragraph one of Article 126 of Federal Law No. 6404/1976, as amended ("Law of Business Corporations"), and the decision of Board of Directors of the Brazilian’s Securities and Exchange Commission (CVM)in the CVM process No. RJ2014/3578, on November 4, 2014, the shareholder may be represented at the Extraordinary Shareholders’ Meeting: (i) if an individual, by proxy appointed less than 1 (one) year before (who is a shareholder,administrator of the Company or attorney duly registered in the Bar Association of Brazil); (ii) if a legal entity, by its legal representatives or by proxy appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by proxy appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code.

The Shareholder or legal representative, aiming to ensure admission in the Meeting (Article 5, caput, of CVM Instruction No. 481 of 12/17/2009), shall submit the following documents:

• Official identity document with photo;

• Certified copy of the updated articles of incorporation (bylaws or social contract) in the case of a legal entity;

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• Original or certified copy of power of attorney granted by shareholders; and

• Original copy of the shareholding position statement provided by the depositary or custodian, identifying the shareholder.

Pursuant to the sole paragraph of Article 43 of the Company's Bylaws, the evidentiary documents of the shareholder status and representation should be delivered up to seventy-two (72) hours prior to the Extraordinary General Meeting hereby called,to the Department of Investor Relations (DFR), Division of Care Market (DFRM), at AvenidaPresidente Vargas, número. 409 - 9º andar, in the city of Rio de Janeiro, State of Rio de Janeiro, between 8 AM and 12 PM orbetween 2 PM and 5 PM. However, all shareholders showing up with the documents necessary for participation in the conclave will be admitted to the Extraordinary Shareholders’ Meeting hereby called.

Decisions shall be made at the Extraordinary Shareholders’ Meeting hereby called by majority vote, the vote of each shareholder being in proportion to their shareholding interest in the Company's share capital.

All the relevant documents pertaining the matter that will be discussed at the Extraordinary Shareholders’ Meeting are available to shareholders at the Investor Relations Department (DFR), Market Information Division (DFRM), at Presidente Vargas Avenue, no. 409 – 9thfloor, in the city of Rio de Janeiro, RJ, and on the websites of the Company (http://www.eletrobras.com/elb/age/main.asp?langid=en), CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br), under Article 135, Paragraph 3 of the Law of Business Corporations and CVM Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481").

Brasilia, November 26, 2015

Wagner Bittencourt de Oliveira

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.